Exhibit 21.1
Subsidiaries of the Company
The following is a list of subsidiaries of the Company as of December 31, 2024 omitting a subsidiary which would not constitute a significant subsidiary.
Gendaq Limited (U.K.)
Sangamo Therapeutics France S.A.S. (France)